Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-133735

May 19, 2008

PepsiCo, Inc.

$1,750,000,000 5.00% Senior Notes Due June 1, 2018

Issuer:	PepsiCo, Inc.

Title of Securities:	5.00% Senior Notes Due 2018

Ratings:	Aa2 (Stable) by Moody’s Investors Service, Inc and A+ (Stable) by Standard & Poor’s Rating Services

Trade Date:	May 19, 2008

Settlement Date (T+6):	May 28, 2008

Maturity Date:	June 1, 2018

Aggregate Principal Amount Offered:	$1,750,000,000

Price to Public (Issue Price):	99.486%

Proceeds to PepsiCo (Before Expenses):	$1,733,130,000

Benchmark Treasury:	3.875% Treasury Notes due May 15, 2018

Benchmark Treasury Yield:	3.816%

Spread to Treasury:	125 bps

Re-offer Yield:	5.066%

Coupon:	5.00%

Interest Payment Dates:	Semi-annually on each June 1 and December 1, commencing on December 1, 2008

Minimum Denomination:	$2,000 and integral multiples of $1,000

Daycount Fraction:	30 / 360

CUSIP/ISIN:	713448BH0/US713448BH08

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated

Co-Managers:	BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc., The Williams Capital Group, L.P., UBS Securities LLC

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 (institutional investors).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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